Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 March 23, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9249
      Convertible & Income Select Closed-End and ETF Portfolio, Series 6
                                 (the "Trust")
                      CIK No. 1840821 File No. 333-253039
--------------------------------------------------------------------------------




Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Fee Table
_________

      1. PLEASE CONFIRM TO THE STAFF THAT THE "EXAMPLE" ONLY INCLUDES TIME PERIODS UP TO TWO YEARS BECAUSE THE TRUST TERMINATES AFTER TWO YEARS AND DOES NOT HAVE A ROLLOVER OPTION.

      Response:   The  Trust  confirms  that  the  Staff's  interpretation  is correct.

Portfolio
_________

      2. IF ANY OF THE ETFS OR CLOSED-END FUNDS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS OR CLOSED-END FUNDS.

      Response: The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      3. THE DISCLOSURE PROVIDES THAT "THE CLOSED-END FUNDS ARE SELECTED BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND, THE PREMIUM OR DISCOUNT OF THE CLOSED-END FUND (BOTH ON AN ABSOLUTE BASIS AND RELATIVE TO ITS PEER FUNDS), THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND (PRIORITIZING THOSE WITH THE HIGHEST DIVIDEND YIELDS), AND THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE CLOSED-END FUND." BESIDES CURRENT DIVIDEND YIELD, PLEASE BE MORE SPECIFIC AS TO THESE FACTORS.

      Response: In accordance with the Staff's comment, the referenced disclosure has been replaced in its entirety with the following:

       "The Closed-End Funds are selected based on a number of factors including, but not limited to, the size and liquidity of the Closed-End Fund (prioritizing Closed-End Funds with higher average daily trading volumes), the premium or discount of the Closed-End Fund (generally excluding Closed-End Funds with a premium greater than 10%, Closed-End Funds with a lower premium or discount than what they have historically been trading at and Closed-End Funds with a premium or discount less favorable than those of its peer funds) and the current dividend yield of the Closed-End Fund (prioritizing those with the highest dividend yields)."

      4. THE DISCLOSURE PROVIDES THAT "THE ETF IS SELECTED BASED ON A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO THE SIZE AND LIQUIDITY OF THE ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000), THE CURRENT DIVIDEND YIELD OF THE ETF (PRIORITIZING FUNDS WITH THE HIGHEST DIVIDEND YIELDS) AND THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF." PLEASE BE MORE SPECIFIC AS TO THE QUALITY AND CHARACTER OF THE SECURITIES FACTOR.

      Response: In accordance with the Staff's comment, the reference to "quality and character of the securities held by the ETF" will be deleted.

Risk Factors
____________

      5. IF THE FUNDS HELD BY THE TRUST INVEST IN CONTINGENT CONVERTIBLE BONDS ("COCOS"), PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in contingent convertible bonds, the following disclosure will be added as the last paragraph of the Convertible Securities Risk:

     "Certain  of   the  Funds  held   by   the  Trust  invest  in  contingent
     convertible securities ("CoCos"). CoCos are hybrid debt securities typically issued by banking institutions and either convert into equity at a predetermined share price or are written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs. Trigger events vary by instrument and are defined by the documents governing the contingent convertible security. CoCos may have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution's discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses. In the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the contingent convertibles against the issuer will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if CoCos are converted into the issuer's underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument. The value of CoCos are unpredictable and may be influenced by many factors including, without limitation: the creditworthiness of the issuer and/or fluctuations in such issuer's applicable capital ratios; supply and demand for CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, its particular market or the financial markets in general."

      6. PLEASE EXPLAIN TO THE STAFF WHY THE "SHORT SALES RISK" IS AN ADDITIONAL RISK, RATHER THAN A PRINCIPAL RISK. FURTHER, PLEASE CONSIDER ADDING DISCLOSURE TO THE STRATEGY SECTION TO STATE THAT SOME FUNDS HELD BY THE TRUST MAY ENGAGE IN SHORT SELLING.

      Response: While certain of the Funds may have exposure to short sales, it is not part of the trust's investment strategy. Therefore, the Trust believes having the Short Sales Risk as an additional risk is adequate for investor comprehension.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon